LICENSING AGREEMENT

This Licensing Agreement ("Agreement") is being entered into as of the 24th day of October, 2005, by and between Titan Schools, Inc., dba WyoTech ("Wyotech") and CIBT School of Technical Services Inc ("CIBT").

Recitals

A. CIBT intends to create corporate owned subsidiaries in various parts of the Territory (as defined in Section 2.1 below) (the "CIBT ChinaCo's"). The CIBT ChinaCo's will offer programs of study for automotive repair and maintenance and other technical courses to students in the Territory.

B. WYOTECH is a leading provider of automotive certificate and diploma programs in the United States and has developed courses which it offers on its campuses under the name "WyoTech".

C. CIBT desires to utilize WYOTECH's automotive technology programs of study ("AT programs" or "AT courses") to be offered in the Territory by the CIBT ChinaCo's (the "China AT Programs").

D. WYOTECH is willing to license to CIBT the right to utilize specified AT courses of WYOTECH and the right to use the name "WYOTECH," which rights will be sublicensed to the CIBT ChinaCo's, solely for and in conjunction with the China AT Programs on the terms and conditions set forth in this Agreement.

E. WYOTECH will share its experience, knowledge, know-how and expertise in setting up automotive, diesel, motorcycle and marine diesel schools with CIBT in accordance with the Agreement.

In consideration of the foregoing recitals and the mutual covenants set forth below, WYOTECH and CIBT agree as follows:

1. The China AT Programs.

1.1 CIBT agrees that the China AT Programs will include AT courses developed by WYOTECH and jointly approved by CIBT and WYOTECH.

1.2 The AT courses developed by WYOTECH to be included in the China AT Programs are set out on Schedule B hereto and incorporated herein by reference (the "WYOTECH Courses"). Schedule B hereto may be amended from time to time with the written mutual consent of the parties to this Agreement, and as amended shall thereafter be incorporated herein by reference and constitute the WYOTECH Courses and Program Outlines. Upon successful completion of a certificate course in any program offered by a CIBT ChinaCo in accordance with this Agreement, students will be recognized by WYOTECH in a like manner to those taking the same program in the United States.

1.3 CIBT shall use all commercially reasonable efforts to obtain all governmental and

other approvals necessary to be obtained by CIBT, CIBT ChinaCo's and/or WYOTECH in order to offer the China AT Programs, including the WYOTECH Courses, and to grant the certificates contemplated herein. WYOTECH shall provide to CIBT such information regarding WYOTECH and the WYOTECH Courses as will reasonably be required by CIBT to obtain such approvals. WYOTECH's obligations under this Agreement shall be contingent upon CIBT obtaining all necessary governmental and other permits, licenses and approvals to operate, offer and conduct the China AT Programs. If CIBT fails to obtain the necessary licenses and approvals to operate the AT Programs within a reasonable period of time, this agreement shall terminate and become null and void.

1.4 If WYOTECH offers diploma or degree courses now or in the future which are compatible with the operations of CIBT, CIBT may include such diploma or degree courses in its curriculum on the terms and conditions consistent with this Agreement, and upon the prior written consent and approval of WYOTECH.

1.5 From time to time, CIBT ChinaCo's may offer certain basic programs ("CIBT Programs") to complement the content of the WYOTECH Courses. Subject to the prior written approval of WYOTECH, which may be granted or withheld in WYOTECH's sole and absolute discretion, WYOTECH shall, within a reasonable period of time after receipt of all necessary materials, review and approve the CIBT Programs offered by CIBT ChinaCo and provide appropriate credit recognition if such Programs are in compliance with WYOTECH's accreditation standards.

2. License Grant.

2.1 WYOTECH hereby grants to CIBT a revocable, non-exclusive, non-assignable except as specifically set forth herein, license to use the name "WYOTECH" and variations thereof (the "WYOTECH Trademarks") in the business names (but not the legal entity names) of ChinaCo's and descriptions of and marketing for the China AT Programs during the term of this Agreement and any Teach-out Period (as defined in Section 4.7) in the Territory, solely with respect to the marketing and offering of AT Programs in the Territory. CIBT shall have the right to, and intends to, sublicense the WYOTECH Trademarks to the CIBT ChinaCo's for the purposes described above, so long as CIBT promptly provides written notice of any such sublicense, and a copy of the applicable executed sublicense agreement(s), to WYOTECH; in addition, CIBT shall have the right to sublicense its rights in and to the WYOTECH Trademarks and the WYOTECH Courses to third party partners, subject to the prior written approval of WYOTECH. For purposes of this Agreement, use of the WYOTECH Trademarks and the WYOTECH courses by any CIBT ChinaCo or third party partner shall be deemed to mean use by CIBT, and any terms, conditions, obligations or restrictions applicable to CIBT hereunder with respect to the WYOTECH Trademarks or the WYOTECH Courses shall also be applicable to any CIBT ChinaCo or third party partner. CIBT shall, however, obtain WYOTECH's prior approval of all printed or media marketing materials using any such name and of any translation of such

name into Chinese, which approval may be withheld in WYOTECH's sole and absolute discretion. "Territory" means all of Greater China including without limitation China, Hong Kong and Taiwan. CIBT agrees to comply with all applicable laws, regulations, rules and ordinances of any governing entity having jurisdiction relating to CIBT's use of any WYOTECH tradename, trademark or service mark in advertising or marketing the China AT Programs. CIBT agrees to indemnify and hold harmless WYOTECH and its officers, directors, shareholders, employees and agents for, from and against any claim, liability, or damages arising from CIBT's use of the WYOTECH Tradenames.

2.2 WYOTECH also hereby grants to CIBT a license to use the WYOTECH Courses (and any updates) in the China AT Program during the term of this Agreement and any Teach-out Period.

2.3 CIBT shall be liable for any and all unauthorized use, or misuse of the name "WYOTECH" or any of the WYOTECH Tradenames and/or the WYOTECH Courses by CIBT ChinaCo's.

2.4 During the term of this Agreement WYOTECH shall not grant to any other person or entity the right to use the name "WYOTECH" or the WYOTECH Courses solely in the Territory for use by such person or entity for or in relation to or for the purpose of offering courses competitive with any courses currently offered or being planned by CIBT ("Current Offerings"). However if WYOTECH wishes to use the names itself or license the use of the said names for specific courses or educational endeavors which do compete directly or indirectly with the Current Offerings, WYOTECH shall first offer CIBT the opportunity to incorporate such specific courses or educational endeavors in its curriculum and if CIBT accepts the offer, WYOTECH and CIBT shall negotiate an agreement governing the manner in which such courses or endeavors will be done in good faith. CIBT must confirm its decision within 30 days from receipt of notice by WYOTECH. If CIBT decides not to proceed with the opportunity, or if the parties cannot come to agreement on the terms of such governing agreement, WYOTECH may pursue the opportunity by itself or with a third party. The exclusivity rights granted in this paragraph shall not apply to the use of the name 'WYOTECH" or any of the WYOTECH Tradenames by governmental entities in the Territory.

2.5 CIBT intends to extend its programs to Thailand when it considers appropriate to do so and WYOTECH agrees that CIBT will have a first right of refusal to have the exclusive rights and licenses granted to CIBT herein extended to Thailand based on performance criteria to be determined by the parties in writing.

2.6 CIBT agrees and covenants that it shall not franchise to any party the rights and/or licenses granted to it hereunder. In addition, CIBT shall not sublicense the WYOTECH Trademarks or the WYOTECH Courses except in accordance with the terms and conditions of this Agreement.

2.7 CIBT acknowledges that the WYOTECH Trademarks are not currently registered as trademarks in the Territory, but that WYOTECH intends to pursue and obtain such registration during the term of this Agreement. CIBT agrees and covenants that it shall not, either directly or indirectly, cause or permit the registration or attempted registration of the WYOTECH Trademarks in the Territory or elsewhere.

2.8 CIBT agrees and covenants that it shall immediately notify WYOTECH, in writing, if it has knowledge of any activities occurring in the Territory which may or do infringe upon any of the WYOTECH Trademarks. CIBT agrees to reasonably cooperate with WYOTECH's efforts against any such infringing activities, which cooperation may include bringing an action in the Territory on behalf of WYOTECH at Wyotech's expense.

3. Payments.

3.1 In consideration of the licenses granted to CIBT under Section 2 above, CIBT shall pay to WYOTECH in United States dollars twenty (20%) percent of the Revenues (as hereinafter defined) attributable to the WYOTECH Courses taken by the students of CIBT which will be calculated and paid on a quarterly basis. CIBT shall receive the Revenues from the WYOTECH Courses from each of the CIBT ChinaCo's as sublicense fees under each CIBT ChinaCo's respective sublicense agreement.

For purposes of this Agreement, "Revenues" means gross revenue less any refunds provided to students under CIBT's student refund policy which is attached as "Schedule E". CIBT shall not change the refund policy without the prior approval of WYOTECH, such approval not to be unreasonably withheld unless such change does not comply with WYOTECH's accreditation or regulatory standards.

3.2 CIBT and WYOTECH shall mutually agree from time to time on the per student tuition in United States dollars that will be charged for each WYOTECH Course taken. The initial pricing for the automotive program shall be priced in accordance to the "Schedule B" as: Tuition Schedule for WYOTECH Courses.

3.3 CIBT has provided to WYOTECH a schedule as "Schedule C" as Tuition Schedule for Non-WYOTECH Courses and other fees and charges to the students in the China AT Programs and CIBT agrees not to increase such tuition, fees and charges without the prior written consent of WYOTECH, which consent shall not be unreasonably withheld.

3.4 The foregoing payments required by this Section 3 shall be made by CIBT to WYOTECH in readily available U.S. dollars within 30 days after the end of each calendar quarter, an estimate of which will be provided to WYOTECH within 10 business days after the end of each calendar quarter. Payments shall be accompanied by detailed records of the Revenues during the applicable calendar quarter.

4. Term and Termination.

4.1 The term of this Agreement is ten (10) years commencing on the date of execution of this Agreement.

4.2 WYOTECH may, by at least 30 days notice in writing to CIBT, terminate only the exclusivity clause of this Agreement (item 2.4) effective 60 days following the fourth anniversary date of the date of this Agreement if by the fourth anniversary date CIBT's aggregate enrollment is not equal to or greater than the number of students set out on "Schedule D" hereof (the "Minimum Enrollment"). If CIBT's enrollment is within 3% of the Minimum Enrollment, prior to any such termination, WYOTECH will first discuss with CIBT how to increase enrollment and to achieve the Minimum Enrollment as soon as possible thereafter..

4.3 WYOTECH may terminate this Agreement at any time by written notice to CIBT if

(i) CIBT has failed to make the payments to WYOTECH required by Section 3 within 15 days after WYOTECH has given CIBT written notice that such payments have not been made and are due; or

(ii) CIBT or any CIBT ChinaCo's violate any of the terms of any of the licenses set forth in Section 2 and have not remedied such breach within 15 days of receiving written notice from WYOTECH of such breach. CIBT ChinaCo's third party partners will have a total of 30days to remedy any breach.

4.4 Either party may terminate this Agreement by written notice to the other party, if the other party fails to perform any of its material obligations under this Agreement and the failure is not cured within 30 days after receipt of written notice thereof, or if such breach cannot be remedied within such 30 days, the party in breach has commenced remedying same and continues to do so diligently until such breach is fully remedied.

4.5 Any termination of this Agreement shall not affect the rights of any party to seek damages or other relief due to a breach of this Agreement by the other party. In addition, upon the breach of this Agreement by any CIBT ChinaCo or third party partner, WYOTECH shall have the right to seek damages or other relief directly from such CIBT ChinaCo or third party partner, without being required to exercise any remedies against CIBT directly (although WYOTECH shall be entitled to pursue remedies against such parties concurrently).

4.6 If this Agreement is terminated by WYOTECH pursuant to Section 4.3(i), 4.3(ii) or 4.4 above, the licenses granted to CIBT in Section 2 of this Agreement shall continue during the Teach-out Period and the parties hereto shall cooperate with each other to assure that the students can complete the certificate or diploma program in which they are then enrolled. Notwithstanding the foregoing "Teach-

out Period," however, CIBT agrees that the licenses shall immediately cease with respect to any marketing or publicity uses.

4.7 For purposes of this Agreement, the term "Teach-out Period" means the period of time necessary to permit all students enrolled in a China AT Program on the date of termination of this Agreement to complete the certificate or diploma program in which they are then enrolled.

5. Responsibilities of WYOTECH.

5.1 WYOTECH covenants and agrees with CIBT as follows:

(a) to provide CIBT with the curricula that comprises each of the WYOTECH Courses and all revisions made thereto during the term of this Agreement;

(b) to provide CIBT with reasonable information, particulars and know-how (together called "Know-how") , including without limitation, proprietary information relating to the set-up of institutes, offering of courses, teaching aid technologies, electronic teaching facilities and other information and material which may be necessary to CIBT with respect to the CIBT ChinaCo's and the China AT Program;

(c) to up-date the WYOTECH Courses from time to time in accordance with current standard then used and applied by WYOTECH and its Affiliates in the United States to keep CIBT fully informed as to any updates of or new Know-how;

(d) to conduct training sessions in the United States for CIBT's faculty trainers at teaching locations in United States designated by WYOTECH on the curricula that comprises the WYOTECH Courses, such training courses to be for up to 20 CIBT faculty trainers initially during the start-up phase of the Weifang school and thereafter as may be agreed upon by WYOTECH and CIBT acting reasonably. Any travel expenses incurred in connection with such training shall be the responsibility of CIBT;

(e) to review all of the marketing and advertising materials to be used with respect to the China AT Programs and send WYOTECH representatives to the Territory, at the election of WYOTECH in WYOTECH's sole and absolute discretion and at WYOTECH's cost, to participate in marketing the WYOTECH Courses in the Territory and building relationships with the local governments in the areas in which the CIBT ChinaCo's operate;

(f) to provide to CIBT such information and materials regarding WYOTECH and the WYOTECH Courses as are reasonably required to obtain necessary Chinese governmental and Chinese accreditation approvals for the China AT Programs and the WYOTECH Courses;

(g) at the election of WYOTECH, in WYOTECH's sole and absolute discretion, to review and monitor the China AT Programs, including the qualifications of instructors, the academic and administrative policies, admissions, testing and grading policies, and the teaching of the curricula, all for the purpose of determining whether each China AT

Program meets a similar level of educational quality as the programs of study delivered by WYOTECH in the United States. Any determination by WYOTECH that the China AT Programs do not meet such similar level of educational quality shall be deemed a material breach of this Agreement by CIBT;

(h) to use commercially reasonable efforts to introduce to CIBT potential United States employers of WYOTECH graduates with operations in the Territory;

(i) solely with respect to the offering of WYOTECH Courses, and in accordance with the terms of this Agreement, to permit CIBT to translate into Chinese and use the course materials of the WYOTECH Courses;

(j) at no cost to WYOTECH, to cooperate with and assist CIBT in obtaining the textbooks and other course materials not developed by WYOTECH that are required for the WYOTECH Courses from the publishers of such textbooks and course materials;

(k) to attend to and to provide on a timely basis all those services more particularly set out on Schedule A attached hereto, provided that Schedule A may be amended in from time to time if approved by CIBT and WYOTECH in writing;

(l) to provide reasonable contact referral to CIBT so that CIBT can solicit the support of automotive manufacturers and automotive repair facilities to hire and place graduates of the CIBT ChinaCo's.

6. <u>CIBT Responsibilities</u>.

6.1 CIBT covenants and agrees with WYOTECH as follows:

(a) to provide overall supervisory and day–to-day management of the China AT Programs;

(b) to recruit and train qualified instructors for the China AT Programs in accordance with the criteria approved by WYOTECH and CIBT;

(c) to provide suitable facilities, equipment and other amenities necessary or appropriate in accordance with WYOTECH's specifications including library resources necessary to satisfy the course and program objectives of the China AT Programs;

(d) to exercise reasonable commercial efforts to advertise and market the China AT Programs in a manner designed to meet the enrollment goals;

(e) to actively recruit new students to enroll, and seek to retain and collect tuition and other costs from students enrolled, in the China AT Programs;

(f) to provide all administrative and managerial support necessary to offer and teach the China AT Programs;

(g) to obtain all governmental and accreditation approvals necessary to offer and

teach the China AT Programs in the manner contemplated by this Agreement;

(h) to cause the curricula of the China AT Programs, including the WYOTECH Courses, to be taught in a manner that follows the curricula and fulfills the objectives of each course and program;

(i) to translate into Chinese course materials provided by WYOTECH;

(j) to collect the required tuition from students and remit the payments to WYOTECH required by this Agreement;

(k) to submit to WYOTECH for WYOTECH's review and approval all advertising and marketing materials using the WYOTECH Trade name (as defined in Section 2.1 above) , including, without limitation, all recruiter presentations and scripts;

(l) to submit to WYOTECH for WYOTECH's review and approval, which review and approval shall be at the election of WYOTECH, in WYOTECH's sole and absolute discretion, the credentials and experience of each instructor to be used to teach any portion of any Wyotech Course, and all of CIBT's policies and requirements for admissions, grading, testing, attendance, graduation, class size, refund policy, credentials awarded, academic terms, late admissions, leaves of absence, application, library resources, and student advising, tutoring and counseling pertaining to the Wyotech Programs. CIBT acknowledges that WYOTECH's review and/or approval shall not constitute a representation or warranty that the applicable WYOTECH Course or policy or requirement is in compliance with governmental or accrediting standards in the Territory;

(m) to reimburse WYOTECH for all reasonable travel and other out-of-pocket expenses incurred by WYOTECH in conducting the training sessions with CIBT's faculty trainers;

(n) to obtain all necessary consents from the publishers of the textbooks and non-WYOTECH developed course materials used in the China AT Programs before translating such textbooks and course materials into Chinese;

(o) not to take, nor permit CIBT ChinaCo's to take, any actions or make any payments that would cause WYOTECH to be in violation of the Foreign Corrupt Practices Act of the United States; and

(p) To comply, and shall cause CIBT ChinaCo's to comply, with all laws and regulations of the Territory in the implementation, operation, offering and teaching of the China AT Programs; and it is specifically acknowledged that non-compliance with any applicable laws and regulations, which could have an adverse effect on the business, operations, or reputation of WYOTECH or the China AT Programs shall constitute a material breach of this Agreement;

(q) to attend to and to provide on a timely basis all those services more particularly set out on Schedule A attached hereto, provided that Schedule A may be amended in

from time to time if approved by CIBT and WYOTECH in writing.

6.2 CIBT and any entity controlling, controlled by or under common control with CIBT covenants and agrees not to enter into any agreement similar in nature to this Agreement or to own, operate or provide any programs in the Territory that either directly or indirectly compete with the WYOTECH Courses, the China AT Programs or courses which WYOTECH offers or are offered under the WYOTECH Trademarks by others in the Territory after CIBT has rejected the opportunity to offer same pursuant to Section 2.4. Provided that nothing herein shall prevent or prohibit CIBT from offering specific courses in automotive mechanic, repair or maintenance in respect of specific automobile manufacturers products (such as by way of example only Mitsubishi or Honda) if WYOTECH does not offer such courses at the time CIBT commences offering such courses.

7. <u>Representations and Warranties of WYOTECH.</u>

7.1 WYOTECH represents and warrants to CIBT as follows:

(a) WYOTECH is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to carry on the business it currently engages in.

(b) WYOTECH has all corporate power and authority necessary to execute this Agreement and to consummate the transactions contemplated hereby.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action.

(d) This Agreement has been duly executed and delivered by WYOTECH and constitutes the legal, valid and binding obligation of WYOTECH enforceable against WYOTECH in accordance with its terms. The execution and delivery of this Agreement by WYOTECH do not, and the consummation of the transactions contemplated hereby and the compliance with the terms hereof will not,

- (i) violate any law, judgment, order, decree, statute, ordinance, rule or regulation applicable to WYOTECH,
- (ii) conflict with any provision of WYOTECH's constating documents or By-laws, or
- (iii) conflict with any contract to which WYOTECH is a party or by which WYOTECH or any of its property is bound.

8. Representations and Warranties of CIBT.

8.1 CIBT represents and warrants to WYOTECH as follows:

(a) CIBT is a corporation duly organized, validly existing and in good standing under

the laws of Delaware and has the requisite power and authority to carry on the business it currently engages in.

(b) CIBT has all corporate power and authority necessary to execute this Agreement and to consummate the transactions contemplated hereby.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action.

(d) This Agreement has been duly executed and delivered by CIBT and constitutes the legal, valid and binding obligation of CIBT enforceable against CIBT in accordance with its terms. The execution and delivery of this Agreement by CIBT do not, and the consummation of the transactions contemplated hereby and the compliance with the terms hereof will not,

(i) violate any law, judgment, order, decree, statute, ordinance, rule or regulation applicable to CIBT,

(ii) conflict with any provision of CIBT's constating documents or By-laws, or

(iii) conflict with any contract to which CIBT is a party or by which CIBT or any of its property is bound.

(e) Each of CIBT and CIBT ChinaCo's has complied or will comply, as the case may be, in all material respects with all laws and regulations of the Territory applicable to it and has not received any notice of any asserted violation of any such laws or regulations.

9. Confidentiality.

Each party shall maintain as confidential and shall not use or disclose (except as required by law or as authorized in writing by the other party) any proprietary or other information or materials relating to the other party's business (the "Confidential Information"). In the event either party is required by law to disclose any Confidential Information, the disclosing party shall promptly (and in any event prior to final disclosure) notify the other party in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the other party to preserve the confidentiality of such information consistent with applicable law.

10. Insurance and Hold Harmless.

10.1 CIBT shall obtain or cause CIBT ChinaCo's to obtain, such general liability insurance as is customary or appropriate, insuring against injuries to employees, visitors and students, and damage or destruction of the facilities and personal property, in any way related to the China AT Programs. CIBT shall indemnify and hold harmless WYOTECH and its affiliates and their respective officers, directors, employees, stockholders, agents and representatives from any loss,

liability, claim, damage or expense (including reasonable legal fees and expenses) (collectively, "Damages") incurred by WYOTECH as a result of any claims or proceeding arising out of the implementation or operation of the China AT Programs except to the extent due in part or in all to negligence of WYOTECH or breach by WYOTECH of this Agreement.

11. Indemnification

11.1 CIBT hereby agrees to indemnify WYOTECH and its affiliates and their respective officers, directors, employees, stockholders, agents and representatives against, and agrees to hold them harmless from, any Damages, as incurred, for or on account of or arising from or in connection with or otherwise with respect to:

(a) Any breach on the part of CIBT or any CIBT ChinaCo of any representation or warranty contained in this Agreement;

(b) Any breach of any covenant of CIBT or any CIBT ChinaCo contained in this Agreement;

(c) Any violation of the licenses granted to CIBT in Section 2 of this Agreement by CIBT or any ChinaCo;

(d) Any acts or omissions of CIBT or any CIBT China Co; and

(e) Any and all reasonable costs, expenses and all other damages (incurred by WYOTECH in remedying any breach, misrepresentation or violation described above, including, by way of illustration and not limitation, all reasonable legal and accounting fees, other professional fees or expenses, and all filing fees and collection costs incident thereto and all such reasonable fees, costs and expenses incurred in connection with investigating and defending claims which, if successfully prosecuted, would have resulted in Damages.

11.2 WYOTECH hereby agrees to indemnify CIBT and its affiliates and their respective officers, directors, employees, stockholders, agents and representatives against, and agrees to hold them harmless from, any out-of-pocket loss, liability, claim, damage or expense (including reasonable legal fees and expenses) (collectively, "Damages"), as incurred, for or on account of or arising from or in connection with or otherwise with respect to:

(a) Any breach on the part of WYOTECH of any representation or warranty contained in this Agreement;

(b) Any breach of any covenant of WYOTECH contained in this Agreement; and

(c) Any and all reasonable costs, expenses and all other damages (excluding consequential damages) incurred by CIBT in remedying any breach, misrepresentation, deficiency, underpayment, nonperformance or inaccuracy described above, including, by way of illustration and not limitation, all reasonable legal and accounting fees, other

professional fees or expenses, and all filing fees and collection costs incident thereto, and all such reasonable fees, costs and expenses incurred in connection with investigating and in defending claims which, if successfully prosecuted, would have resulted in Damages.

11.3 In order for a party (the "indemnified party"), to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any person against the indemnified party (a "Third Party Claim"), such indemnified party must notify the indemnifying party in writing of the Third Party Claim promptly after receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party can demonstrate actual prejudice as a direct or indirect result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, promptly after the indemnified party's receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

11.4 If a Third Party Claim is made against an indemnified party, the indemnifying party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party but reasonably satisfactory to the indemnified party. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party will not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof (except such reasonable expenses as may be incurred to monitor and review the progress of such defense); provided, however, that the indemnifying party shall not be entitled to assume the defense for a Third-Party Claim as to which there is a conflict of interest or there are separate and different defenses, in which case the indemnified party shall be entitled to be compensated for its reasonable expense in defending such claim regardless of the offer to assume such defense. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, which shall be at its own expense, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the reasonable fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than after the prompt time period described in Section 11.3 if the indemnified party shall have failed to give notice of the Third Party Claim). If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the parties hereto shall cooperate in the defense thereof. Such cooperation shall include the retention after reasonable notice of the need therefore and (upon the indemnifying party's request) the provision to the indemnifying party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

12. Reports and Audit Rights.

12.1 CIBT shall provide to WYOTECH such monthly, quarterly and annual financial and other reports as WYOTECH reasonably requests from time to time relating to Annual Revenues.

12.2 In order to ascertain the accuracy of the payments being made to it under this Agreement and to protect its other rights hereunder, WYOTECH shall, from time to time at WYOTECH's discretion upon at least 10 days prior notice to CIBT, be entitled to inspect and audit all records of CIBT and/or any CIBT ChinaCo or third party partner relating to the annual revenue of CIBT and the CIBT ChinaCo's and/or third party partners. In the event such audit determines that CIBT has understated the amount owed to WYOTECH under this Agreement by more than 5%, CIBT shall immediately pay to WYOTECH the amount owed to WYOTECH under Section 3 above based on the difference between CIBT's actual revenue and the revenue previously determined in reference to this payment and reimburse the cost of the audit performed by WYOTECH.

13. General Provisions

13.1 Survival of Covenants - The representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the termination of this Agreement.

13.2 Notices - All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to WYOTECH, to

Corinthian Colleges, Inc.
6 Hutton Centre Drive, Suite 400
Santa Ana, California 92707
Attention: Timothy Schutz

if to CIBT, to
CIBT
1200-777 West Broadway
Vancouver, British Columbia, Canada V5Z4J7
Attention: President

13.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

13.4 Entire Agreement; No Third Party Beneficiaries.

(a) This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b) This Agreement cannot be amended or supplemented, except by a written instrument signed by an authorized official of both CIBT and WYOTECH.

(c) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or entity any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

13.5 Governing Law. This Agreement shall be governed and construed in accordance with the laws of California, without regard to the conflict of laws provisions thereof.

13.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

13.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

13.8 Submission to Jurisdiction; Waivers. Each of WYOTECH and CIBT irrevocably agrees that any legal action or arbitration proceeding with respect to this Agreement or for recognition and enforcement of any judgment or arbitration award in respect hereof brought by the other party hereto or its successors or assigns shall be brought and determined in the state or federal courts of California

and each of WYOTECH and CIBT hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of WYOTECH and CIBT hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

13.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

13.10 Arbitration.

(a) The parties agree to attempt to settle any dispute, controversy or difference which may arise among them in connection with this Agreement by good faith discussions between or among representatives designated by the parties which are party to the dispute. If, after thirty (30) days, the foregoing discussions do not result in settlement or resolution of such dispute, controversy or difference, the matter may be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, subject to this Section 14.10.

(b) Any matter submitted for arbitration shall be decided by an arbitrator chosen by the parties. If the parties to the dispute cannot unanimously agree upon an arbitrator within sixty (60) days after notice of the dispute is given, each party shall select an arbitrator, those arbitrators shall choose a neutral arbitrator and the matter shall be decided by those three arbitrators. If the arbitrators selected by the parties cannot agree on the choice of a neutral arbitrator within thirty (30) days after their retention, the dispute shall be decided by a single arbitrator, who shall be chosen in accordance with the American Arbitration Association's Commercial Arbitration Rules at the request of any party to the dispute.

(c) The parties recognize that the prompt resolution of all arbitrable matters is essential to the interests of each of the parties. In furtherance of that concern, any arbitration procedures shall be conducted in accordance with the American Arbitration Association's Commercial Arbitration Rules. Any arbitration proceedings shall be held in Orange County, California.

(d) Costs of the arbitration proceeding, including the fees of the arbitrator(s) and other expenses the arbitrator(s) determines are appropriate, shall be assessed against one or both of the parties to the dispute as the arbitrator(s) determines, based upon this (their) assessment of which party, if any, is at fault.

(e) The arbitrator's award may not be vacated, modified or corrected. The decision of the arbitrator shall be final, binding and non-appealable. An award in arbitration hereunder may be entered as a judgment in any court of general jurisdiction, and/or an injunctive order may be enforced by petition to the court. No party shall contest the entry of an award as a judgment or the filing of a petition for enforcement, and any judgment so entered shall not be subject to any action to open or strike the same by or on behalf of the defendant therein, nor shall any defendant move to strike or stay any execution or other process issued upon such judgment.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Titan Schools, Inc.

By: ____________________

Title: President and COO

CIBT School of Technical Services Inc.

By: ____________________

Title: President and CEO

SCHEDULE A

WYOTECH Responsibilities

Build-Out & Start-Up Phase:

1. WYOTECH will provide curriculums and technology know-how to CIBT.

2. CIBT will translate selected curriculums into Chinese.

3. WYOTECH will train up to 20 CIBT instructors during the start-up phase at WYOTECH's designated US teaching locations.

4. WYOTECH will provide 1 experienced senior manager to be stationed at CIBT campus in China for a period of three to six months during the "build-out" phase.

5. WYOTECH will provide 1 experienced senior manager to be stationed at CIBT for a period of three months during the "start-up" phase, which is the period starting from the first class.

6. CIBT will provide room and board, and coach class airfare for any and all WYOTECH instructors and/or staff traveling between China and United States.

7. WYOTECH will assist in the training of administration and marketing personnel on office administration and marketing technique.

8. WYOTECH will assist CIBT to source out teaching materials, teaching aids, equipment and other tools to operate the campus.

9. At least 1 executive from WYOTECH will attend to the Grand Opening of CIBT for public and media relation purposes.

On-going Supports:

10. WYOTECH will provide on-going technology transfer and update to the curriculum.

11. WYOTECH will send program managers to China as needed (in the determination of WYOTECH), but not more frequently than 2 weeks every quarter for the first year; 1 week every quarter for the 2nd year, and regular visit of twice per year during the term of the licensing agreement. During the visit, the program manager will provide updates and training to CIBT Management and faculty. Air travel, room and board to be furnished by CIBT.

12. WYOTECH will provide senior management visits at least once a year at its own cost for marketing and relationship building with local government.

13. WYOTECH will use reasonable efforts to provide contact referrals to CIBT so that CIBT can solicit automotive manufacturer's support in hiring CIBT graduates.

14. WYOTECH will provide on-line library access to CIBT students at no cost to the students. CIBT acknowledges that any on-line library materials may be limited, and will be in English.

15. Upon successful examination, WYOTECH will issue a diploma to CIBT China students upon graduation. CIBT and WYOTECH agree to use reasonable efforts to work toward

obtaining ACCSCT accreditation for the AT China Programs. CIBT acknowledges that the AT China Programs are not, and may never be, recognized or accredited by ACCSCT or any other regulatory or accrediting body.

SCHEDULE B

Tuition Fee Schedule for WYOTECH Courses

Academic Years in USD	Year 1	Year 2	Year 3
Proposed Tuition Per Student per school year. Initial year's tuition will be lower then the subsequent two years in order to better attract students. Low end projection.	$1,500	$2,000	$2,100
Proposed Tuition Per Student per school year. Initial year's tuition will be lower then the subsequent two years in order to better attract students. High end projection.	$1,500	$2,250	$2,500

[[NEED TO LIST COURSES.]

SCHEDULE C

Proposed Licensing Fee Structure

Minimum Scenario		Year 1	Year 2	Year 3
Tuition/Student		$US 1500	$US 2000	$US 2100
	Course Split			
Chinese Courses	40%	$US 600	$US 800	$US 840
Wyotech Courses	60%	$US 900	$US 1200	$US 1260
License Fee Earned Per student	20%	$US 180	$US 240	$US 252

* License Fee only applicable to Wyotech provided courses.

Aggressive Scenario		Year 1	Year 2	Year 3
Tuition/Student		$US 1500	$US 2250	$US 2500
	Course Split			
Chinese Courses	40%	$US 600	$US 900	$US 1000
Wyotech Courses	60%	$US 900	$US 1350	$US 1500
License Fee Earned Per student	20%	$US 180	$US 270	$US 300

SCHEDULE D

Minimum Enrollment

Campus Matrix (Minimum Enrollment) 1 location

Academic Years	Year 1	Year 2	Year 3	Cumulative
Enrollment Counts Group 1 – Spring 2006 (pilot)	30	30	30	
Enrollment Counts Group 2 – Fall 2006	30	30	30	
Enrollment Counts Group 3 - Spring 2007		230	230	
Enrollment Counts Group 4 - Fall 2007		100	100	
Enrollment Counts Group 5 –Spring 2008			400	
Total December Student Count	**60**	**390**	**790**	1240
Proposed Tuition Per Student	$1,500	$2,000	$2,100	
Revenue	$90,000	$780,000	$1,659,000	$2,529,000

Aggressive Enrollment

Campus Matrix (Aggressive/Per Location, for information only)

Academic Years	Year 1	Year 2	Year 3	Cumulative
Enrollment Counts Group 1 - Spring 2006 (pilot)	90	90	90	
Enrollment Counts Group 2 - Fall 2006	400	400	400	
Enrollment Counts Group 3 - Spring 2007		100	100	
Enrollment Counts Group 4 —Fall 2007		500	500	
Enrollment Counts Group 5 - Spring 2008			300	
Total December Student Count	**490**	**1090**	**1390**	2470
Proposed Tuition Per Student	$1,500	$2,250	$2,500	
Revenue	$735,000	$2,452,500	$3,475,000	$6,662,500

SCHEDULE E

Refund Policy

Cancellation Policy: All notices of cancellation should be in writing, signed and dated, and mailed or delivered to [[CIBT in Weifang City, China]]. The student applicant will be returned all monies paid if:

(1) The school rejects the applicant;
(2) The student applicant cancels this agreement within three business days after signing the agreement and making an initial payment;
(3) The student applicant cancels this agreement within three business days following a tour of the school and inspection of school equipment;
(4) The student applicant cancels this agreement within three business days following attendance at the regularly scheduled school registration day applicable to the first academic year.

Refund Policy: Notification of intent to withdraw should be made to the Registrar's Office located at [[CIBT in Weifang City, China]].

(a) A student who withdraws after three days of scheduled class attendance of the first academic year will receive a refund of the tuition applicable to the first academic year in accordance with the following schedule:

Time Attended	Percent of Refund
Within first week*	90%
Up to 25%	75%
More than 25%; up to 50%	50%
More than 50%	0%

*Amount of tuition retained by the school not to exceed $300.00.

The percent of time attended is based on the number of weeks of class attendance compared to the number of weeks in the academic year. Class attendance in any portion of a week constitutes attendance for the entire week for purposes of this refund calculation. The withdrawal date for refund computation purposes is the last date of recorded attendance.

(b) A student who withdraws during a subsequent academic year will receive a refund of tuition applicable to the subsequent academic year in accordance with the following schedule:

Time Attended	Percent of Refund
Within first week**	90%
Up to 25%	75%
More than 25%; up to 50%	50%
More than 50%	0%

**Amount of tuition retained by the school not to exceed $300.00.

The percent of time attended is based on the number of weeks of class attendance compared to the number of weeks in the academic year. Class attendance in any portion of a week constitutes attendance for the entire week for purposes of this refund calculation. The withdrawal date for refund computation purposes is the last date of recorded attendance.

Special Refund Circumstances: In case of prolonged illness or accident, death in the family, or other circumstances that make it impractical to complete an academic year, the school will make a settlement that is reasonable and fair to all parties.

Payment of Refunds: Refunds due to the student will be paid within 30 days of the date of determination of withdrawal.